Exhibit 3.2
CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
GTx, INC.
GTx, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:
First: The name of the Corporation is GTx, Inc. (the “Corporation”).
Second: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was September 4, 2003, as restated on February 6, 2004.
Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:
Section A of ARTICLE IV of the Corporation’s Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:
“A. Authorized Stock. The total number of shares which the Corporation shall have authority to issue is one hundred twenty-five million (125,000,000), consisting of one hundred twenty million (120,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”), and five million (5,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”
Fourth: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
In Witness Whereof, GTx, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 6th day of May, 2011.

GTx, Inc.
By:	/s/ Mitchell S. Steiner
Mitchell S. Steiner
Chief Executive Officer